VIA ELECTRONIC TRANSMISSION
---------------------------
AND FEDERAL EXPRESS
-------------------

June 29, 2006

Ms. Nili Shah
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7116
100 F Street, N.E.
Washington, D.C. 20549

     Re:  Rogers Corporation
          Form 10-K for the Fiscal Year Ended January 1, 2006
          Filed March 31, 2006
          File No. 1-4347

Dear Ms. Shah:

     On behalf of Rogers Corporation (the "Company"), set forth below are the responses of the Company to the letter dated June 19, 2006 (the "Comment Letter"), containing the comments of the Staff of the Securities and Exchange Commission to the Company's filing referenced above.

     The Company's responses to each of the comments in the Comment Letter are set forth below and are numbered to correspond to the comments set forth in the Comment Letter, which for convenience we have incorporated into this response letter.

Note 3 - Goodwill and Other Intangible Assets, page 50
------------------------------------------------------

Comment 1:

We note your response to comment 2 in our letter dated April 25, 2006. Please provide us with the following additional information regarding your determination that the fair values of your reporting units within your "other polymer products" reportable segment are greater than the carrying values to help us better understand how you arrived at your conclusion:


[ * ] CONFIDENTIAL TREATMENT REQUESTED

Ms. Nili Shah
Accounting Branch Chief
June 29, 2006
Page 2

     o In your calculation of adjusted segment operating income (loss) for purposes of testing goodwill for impairment, your beginning segment operating income (loss) does not agree to the amounts listed on the prior page for each operating segment. Please reconcile.
     o Please tell us the components of the corporate allocations you eliminate from 2005 segment operating income (loss), including why you believe these items should be eliminated. Help us understand why the amounts you allocate to Elastomer and Polyolefin are not representative of the changes that would be necessary on a stand-alone basis.
     o Please explain the significant assumptions you used in arriving at future cash flows and terminal values for Polyester-Based Industrial laminates, Polyolefin Foams, and Elastomer Components Products. Specifically, please address the following:
          o Terminal Value: Please tell us how you arrived at these amounts for each reporting unit.
          o Polyester: Please explain your forecast of operating profits that increase significantly each period, considering this unit reported close to breakeven for each of the past three years.
          o Polyolefin: Please explain your forecast of sales increasing 13% for fiscal year 2006 and 10% thereafter, considering this unit's sale trends steadily decreased for fiscal years 2003-2005.
          o Polyolefin: Please better explain your forecast that this unit will generate increasing operating profits for the next five years even though it generated operating losses for each of the past three years.
          o Elastomer: Please explain your forecast of sales increasing 20% for fiscal year 2006 and 10% thereafter, considering historical sales trends.
          o Elastomer: Please better explain your forecast that this unit will generate significantly increasing operating income for 2007
               - 2010 even though it generated operating losses for each of the past three years.
In addition, please provide us proposed disclosures, that you will include under critical accounting policies in future filing, that provide a more comprehensive analysis and discussion of the significant estimates and assumptions you used in your evaluation of goodwill impairment.

Response 1:

In an effort to clearly respond to each of the Staff's comments above, we have included your original request in italics, followed by our response to each of your information requests:

o In your calculation of adjusted segment operating income (loss) for purposes of testing goodwill for impairment, your beginning segment operating income (loss) does not agree to the amounts listed on the prior page for each operating segment. Please reconcile.


[ * ] CONFIDENTIAL TREATMENT REQUESTED

Ms. Nili Shah
Accounting Branch Chief
June 29, 2006
Page 3


In our previous response, the total operating income (loss) is the same on both pages and the amounts allocated to each individual segment should be the same; however, we inadvertently used different amounts for the individual segments. The correct amounts are included in the table below:

                                                         2005 Operating
           (in thousands)                                 Income (Loss)
                                                        ----------------

           Elastomer Component Products                         $ [ * ]
           Nonwoven Composite Materials                           [ * ]
           Polyester-Based Industrial Laminates                   [ * ]
           Polyolefin Foams                                       [ * ]
                                                        ----------------
           Total                                                $ [ * ]
                                                        ================

o Please tell us the components of the corporate allocations you eliminate from 2005 segment operating income (loss), including why you believe these items should be eliminated. Help us understand why the amounts you allocate to Elastomer and Polyolefin are not representative of the changes that would be necessary on a stand-alone basis.

The components of the corporate allocations we eliminated from 2005 segment operating income (loss) are as follows:

                         Elastomer   Nonwoven   Polyester-Based
                         Component   Composite     Industrial     Polyolefin
(in thousands)           Products    Materials     Laminates        Foams
                        -----------------------------------------------------
Research & Development
 Costs                    $ [ * ]     $ [ * ]       $ [ * ]        $ [ * ]
Sales & Marketing Costs     [ * ]       [ * ]         [ * ]          [ * ]
Distribution Costs          [ * ]       [ * ]         [ * ]          [ * ]
Administrative Support
 Costs                      [ * ]       [ * ]         [ * ]          [ * ]
                        -----------------------------------------------------
                          $ [ * ]     $ [ * ]       $ [ * ]        $ [ * ]
                        =====================================================

These charges represent amounts that are allocated to our business units based on the overhead structure of Rogers, which is designed to support a growing, global enterprise and based on planned resource allocations. These charges are determined during the annual planning process, which occurs in the previous fiscal year (i.e. in 2004 for the 2005 fiscal year), and are not adjusted during the year regardless of actual performance and resource utilization. The units included above represent entities that Rogers considers nonstrategic, as we do not believe as of the time of this analysis that these entities will significantly impact the Company's growth plans in the future. Therefore, the allocations absorbed by these entities, although proportionate to their size in comparison to our other business units, place an unfair burden on each respective entity as each unit is asked to absorb its proportionate share of certain costs that are designed to stimulate the continued growth of the Company. For example, allocated sales and marketing costs represent the planned costs necessary to continue to develop and grow the consolidated business through increased market penetration and new product introductions, among other things. Research and development costs are determined based on the Company's plans to develop and grow the business, including costs associated with developing new products and finding alternative uses for existing products. Both sales and marketing and research and development efforts are targeted mainly at the Company's strategic businesses that have the most growth potential and to a lesser extent at the businesses being discussed in this letter. The costs included in the administrative support category include many of the costs associated with being a global, public company, including board of directors fees, corporate governance costs, and executive leadership team expenses. Many of these costs would not be necessary if these entities operated on a stand-alone basis. Therefore, we believe that the costs we allocate to these businesses are not representative of the actual costs that would be required to operate these businesses on a stand-alone basis.


[ * ] CONFIDENTIAL TREATMENT REQUESTED

Ms. Nili Shah
Accounting Branch Chief
June 29, 2006
Page 4


Specifically in the case of Polyolefins, the above charges were determined prior to the restructuring of the business in the second quarter of 2005. The allocation was determined during the 2005 planning period (late 2004), when the Company had a more optimistic outlook of the business, resulting in the Company's plan to allocate more resources to the business consistent with its anticipated operational targets. However, at the time the goodwill impairment analysis was performed at the end of 2005, the structure and focus of the business had drastically changed as evidenced by the second quarter 2005 restructuring effort. Unprofitable customers were no longer being serviced and the scope of the business had narrowed significantly to only focus on a small number of key accounts. Also, many of the products acquired during the initial acquisition were no longer being manufactured and the unit was concentrating only on a small number of more strategic product lines. For these remaining product lines, the start up effort associated with the acquisition had been completed and the Company was focused on gaining additional productivity improvements and efficiencies. Therefore, we believe that the additional costs to independently run the business would be limited to the compensation of a general manager specific to the polyolefin business, a limited amount of research and development (as there were limited plans in place to further expand the product line offerings and these existing product lines would generate the majority of the future cash flows associated with the business) and an insignificant amount of selling and marketing costs, as the products were a known commodity and the limited customer base was already in place. We believe that these costs are appropriately reflected in our impairment analysis.

In the case of Elastomer Components, this business was relocated to China in 2004 with the intention of becoming more price competitive based on a China cost structure as compared to a higher US cost structure. Due to this restructuring, the Company believed that it could sustain and recapture a number of the programs it had lost while operating in the US and position itself to further grow the business in Asia. However, the actual relocation associated with this move proved to be more difficult than anticipated and the business did not reach the goals anticipated in its operating plan (actual sales results were approximately 40% less than 2005 plan levels). As the allocation of corporate charges is partly based on planned sales, the business was unproportionately burdened as a result this shortfall. Also, since elastomer components is a mature business with established product lines, there is limited need to invest in research and development and ongoing business development. Any additional investment in the business would be a result of the need for local management oversight and investments in sales and marketing to further penetrate the Asian marketplace. As such, we believe that, if operated on an independent basis, the additional costs that would be required to operate the business on a stand-alone basis would be limited to the compensation of a general manager specific to the Elastomer Components business, a limited amount of research and development (as there were limited plans in place to further expand the product line offerings and these existing product lines would generate the majority of the future cash flows associated with the business) and selling and marketing costs which would be required to recapture lost business and expand further into the Asian marketplace. We believe that these costs are appropriately reflected in our impairment analysis.


[ * ] CONFIDENTIAL TREATMENT REQUESTED

Ms. Nili Shah
Accounting Branch Chief
June 29, 2006
Page 5


o Please explain the significant assumptions you used in arriving at future cash flows and terminal values for Polyester-Based Industrial laminates, Polyolefin Foams, and Elastomer Components Products. Specifically, please address the following:
     o Terminal Value: Please tell us how you arrived at these amounts for each reporting unit.
     o Polyester: Please explain your forecast of operating profits that increase significantly each period, considering this unit reported close to breakeven for each of the past three years.
     o Polyolefin: Please explain your forecast of sales increasing 13% for fiscal year 2006 and 10% thereafter, considering this unit's sale trends steadily decreased for fiscal years 2003-2005.
     o Polyolefin: Please better explain your forecast that this unit will generate increasing operating profits for the next five years even though it generated operating losses for each of the past three years.
     o Elastomer: Please explain your forecast of sales increasing 20% for fiscal year 2006 and 10% thereafter, considering historical sales trends.
     o Elastomer: Please better explain your forecast that this unit will generate significantly increasing operating income for 2007 - 2010 even though it generated operating losses for each of the past three years.


[ * ] CONFIDENTIAL TREATMENT REQUESTED

Ms. Nili Shah
Accounting Branch Chief
June 29, 2006
Page 6


Terminal Value:
---------------

For each of the reporting units included in this analysis, we calculated the terminal value by utilizing the perpetuity growth model, which accounts for the value of free cash flows that continue into perpetuity in the future, growing at an assumed constant rate. The amount is derived using the following calculation:

((Adjusted cash flows in the final year forecasted * (1 + Terminal year growth rate))/(Discount rate - Terminal year growth rate)

The terminal values for each reporting unit were determined based on our best estimates of the perpetual growth associated with each of these individual businesses. The factors that were considered in determining these values are discussed in detail in the following section of our response to this comment.

Polyester-Based Industrial Laminates (PBIL):
--------------------------------------------

The historical results associated with the PBIL business contains fully allocated corporate charges (as discussed in the above section of this response). To provide further clarification to the Staff regarding the trends in this business, we have included the below table, which includes historical and forecasted profit amounts excluding allocated corporate charges. We believe that this view of the business will allow the Staff to better understand the current trend of the business and better align historical results with future forecasts for purposes of the FAS 142 analysis.

(in thousands)           Actual                         Forecast
                ----------------------------------------------------------------
                  2003    2004    2005    2006    2007    2008    2009    2010
                ----------------------------------------------------------------
Division Profit  $[ * ]  $[ * ]  $[ * ]  $[ * ]  $[ * ]  $[ * ]  $[ * ]  $[ * ]

We believed that the future projected profit growth estimates included in our FAS 142 analysis were reasonable as these estimates are directly impacted by the growth in the overall sales of PBIL. The anticipated sales growth was being driven by the Company's increased focus on the non-cable business, as the cable product business' margins continued to soften, partially as a result of the increasing cost of raw materials, and the cable-based business becoming more commodity based, resulting in more competition. Therefore, the Company shifted its long-term strategic focus to specialty applications in the non-cable business where it believed better operating results could be achieved. PBIL was forecasting continued success and growth with the application of its products in non-cable products, such as greenhouse, heater, sensor and antenna applications, many of which had either relatively new products and/or planned product launches in the near future, such as seat occupant sensors in the automotive industry. The business had available capacity to expand without the addition of significant fixed costs or an increase in the number of employees. Therefore, a sales volume increase would positively impact the operating profit margin.


[ * ] CONFIDENTIAL TREATMENT REQUESTED

Ms. Nili Shah
Accounting Branch Chief
June 29, 2006
Page 7


Polyolefin Foams:
-----------------

The Company first acquired the polyolefin business in 2002, which underwent significant transition issues in the first few years of the business. Sales declined over this period as certain product lines originally acquired were discontinued, such as the Bun product line, and the Company focused on certain products it considered more strategic to its overall foam business. Although overall sales continued to decline, the portion of the T-Cell product line that the Company ultimately chose to focus on grew over this three-year period. In 2005, the Company further restructured the business to focus on the primary products that survived since the acquisition and to shed its unprofitable customers and remaining unprofitable product lines (F-Cell and most T-Cell applications).

Late in 2005, the Company renegotiated a contract with its sole customer that carried through the end of 2006. This contract included a price increase of approximately 30% that accounts for a large portion of the sales increase anticipated in 2006. The Company also believed that the future market for this residual business would include growth at its current customer as its foam was an important material in a key industrial printing application for this customer, as well as new business generation, such as an Interlam product used in automotive applications, which would enable the business to continue to grow at the anticipated 10% rate included in our impairment evaluation.

From a profitability standpoint, the poor performance of the business unit from 2002 to 2005 was associated with the issues discussed above that ultimately led to the restructuring of the business in 2005. We believed that the future landscape of this business would be very different than the prior 3 years, as the restructuring of the business allowed for a completely different internal cost structure, which would significantly reduce the costs necessary to operate and grow the business, and the new contract with our sole customer would result in a significant price increase (as discussed above). Also, significant operational improvements had been realized since acquisition, enabling us to reduce the internal costs necessary to produce these products. Finally, all the start up costs incurred during 2002 to 2005 were behind us and we had shed our unprofitable customers as a result of the 2005 restructuring. We began to realize the impact of these changes in the beginning of 2006 as our operational results were trending positively as compared to 2005 and we anticipated additional operating improvements over the remainder of the year.


[ * ] CONFIDENTIAL TREATMENT REQUESTED

Ms. Nili Shah
Accounting Branch Chief
June 29, 2006
Page 8


Elastomer Components:
---------------------

Historical sales trends in our elastomer components business have fluctuated significantly due to the relocation of the operation from Connecticut to China in 2004 and 2005. Sales in 2004 were approximately $18.8 million, up from $16.7 million in 2003, as customers built inventory in anticipation of the announced move of the business to China and anticipated delays in bringing production on-line once the move was complete. The impact of the relocation and the accelerated order stream was compounded by continued program losses in the elastomer roller business due to long lead times in getting designed in to new product applications and the loss of business as a result of the Company's cost structure in the US. These factors resulted in a sales decline in 2005 to $13.7 million from $18.8 million in 2004. We faced many start-up issues with the production lines that were built in China, due in part to the complexity of the operation as well as the fact that this was the first manufacturing operation we had attempted to place in China. The forecasts for 2006 and beyond are based on several anticipated factors that drove the increases the Staff has inquired about in its letter. First, we anticipated an increase in orders as our production was brought up to acceptable levels and our customers worked off their inventory levels that had been built in 2004. Secondly, we believed that we would be participating in a large program with one of our key partners in China that would generate approximately $1 million in revenue annually once in place. Thirdly, the Company was focused on gaining continued traction in the Asian marketplace and believed that we could be more competitive since our manufacturing operations were now located in China and the cost structure was more favorable than when operations were located in the US. Some of these factors began to impact results in the beginning of 2006 as sales for the first quarter of 2006 were $4.5 million.

From a profit perspective, as mentioned in the last paragraph, the cost structure in the US was a key driver of the poor operating results of the business unit from 2003 - 2005, which was a significant reason why the business was ultimately relocated to China. Starting in 2006, all significant start-up investment would be complete and we believed that we could better leverage the low cost structure in China to generate more market penetration, which would positively impact both our sales and profit levels. Due to the size of the business, a few relatively small programs would have a significant impact on the operational results of the business unit as there would not be a need for additional capacity investment as the capacity was already in place and supported by the current structure in China, so any incremental business would have a significant positive impact on the business. Some of the benefits we believed would be realized as a result of the efforts put forth in 2004 and 2005 related to the relocation were starting to be realized in the early part of 2006, as operating profit, exclusive of corporate allocations, approximated break-even levels in the first quarter, as compared to significant operating losses, exclusive of corporate allocations, in 2005 of $1.6 million.


[ * ] CONFIDENTIAL TREATMENT REQUESTED

Ms. Nili Shah
Accounting Branch Chief
June 29, 2006
Page 9


o In addition, please provide us proposed disclosures that you will include under critical accounting policies in future filings that provide a more comprehensive analysis and discussion of the significant estimates and assumptions you used in your evaluation of goodwill impairment.

We will continue to review and update our disclosures as appropriate in our filings to make them as meaningful as possible to the readers of our financial statements; however, for purposes of this response, a potential disclosure that we would propose to include in future filings is as follows:

"SFAS No. 142, Goodwill and Other Intangible Assets (SFAS 142), classifies intangible assets into three categories: (1) intangible assets with definite lives subject to amortization; (2) intangible assets with indefinite lives not subject to amortization; and (3) goodwill. The Company reviews goodwill and intangible assets with indefinite lives for impairment annually or more frequently if events or changes in circumstances, such as declines in sales, earnings or cash flows, or material adverse changes in the business climate, indicate that the carrying value of an asset might be impaired. The Company reviews intangible assets with definite lives for impairment whenever conditions exist that indicate the carrying value may not be recoverable, such as an economic downturn in a market or a change in the assessment of future operations. The results of these impairment tests may result in impairment losses that could have a material adverse impact on our results of operations.

Goodwill is considered to be impaired when the net book value of a reporting unit exceeds its estimated fair value. Fair values are primarily established using a discounted cash flow methodology using assumptions consistent with market participants. Determining the fair value of an operating segment or an indefinite-lived purchased intangible asset is judgmental in nature and requires the use of significant estimates and assumptions, including revenue growth rates and operating margins, discount rates, and future market conditions, among others. The determination of discounted cash flows and the assumptions used in this analysis are based on the businesses' strategic plans and long-term outlooks for the business and are based on the business operating as a stand-alone entity. The revenue growth rates included in the plans, which typically range from 5% to 10% annually, are management's best estimates based on current and forecasted market conditions, and the profit margin assumptions are projected by each reporting unit based on the current costs structure and anticipated net cost reductions, if any. Other assumptions, such as the discount rate and terminal year growth rate, are determined independently for each business unit based on the respective units current and projected operating results. If different assumptions were used in these plans, the related discounted cash flows used in measuring impairment could be different, potentially resulting in an impairment charge. The Company believes that the assumptions and rates used in its annual impairment test under SFAS 142 are reasonable, but inherently uncertain.


[ * ] CONFIDENTIAL TREATMENT REQUESTED

Ms. Nili Shah
Accounting Branch Chief
June 29, 2006
Page 10


The 2005 impairment test was performed in the fourth quarter of 2005 and did not result in an impairment charge. The excess of fair value over carrying value for each of the Company's respective operating segments as of the fourth quarter of 2005, the annual testing date, ranged from approximately $2.7 million to $21.8 million. In order to evaluate the sensitivity of the analysis performed, the Company applied a hypothetical 10% decrease to the fair values of each reporting unit, which resulted in excess fair value over carrying value ranging from approximately $1.4 million to $17.9 million for each respective operating segment."

Note 8 - Income Taxes, page 57
------------------------------

Comment 2:

We note your response to comment 3 in our letter dated April 25, 2006. Please help us understand, the facts and circumstances that resulted in the initial tax estimates you recorded, when you filed your 2004 Form 10-K, and the changes that occurred and resulted in material revisions to those estimates, when you filed your 2004 tax return. In this regard, it is not clear to us why you would need to extrapolate 2003 results to estimate a benefit for 2004 since actual 2004 results were available when you filed your 2004 Form 10-K. In addition, please explain why you did not include disclosures in the critical accounting policies section of MD&A for these changes in estimates that materially impacted net income.

Response 2:

Although the actual book financial results were available at the end of 2004 when the estimate of the extraterritorial income exclusion (ETI) benefit was made, the final calculation required to complete the Company's consolidated federal income tax return involves figures that are derived from such tax return before the ETI exclusion is finalized. The ETI exclusion is one of the last calculations that a company performs in its tax return preparation process. As such, this calculation was not completed by the Company until the third quarter of 2005.

Specifically, the ETI rules exclude from a company's taxable income the profit on certain export sales. This requires the company to identify the specific qualifying export sales that meet the very strict requirements of the rules, and calculate the profit on such sales. In determining the profit, the amount of the company's cost of goods sold derived for tax purposes is required to be completed prior to calculating the complex ETI calculation. This means that book to tax adjustments for inventory under Internal Revenue Code Section 263A, various inventory reserve adjustments, vacation accrual adjustments, and others, which are not completed until the tax return process is finalized, need to be complete in order to finalize the calculation.


[ * ] CONFIDENTIAL TREATMENT REQUESTED

Ms. Nili Shah
Accounting Branch Chief
June 29, 2006
Page 11


Fiscal 2005 included twelve months of activity for Durel, which was acquired in 2003, and Durel constitutes a large portion of the Company's qualifying export sales. Since the Company's ETI calculation could not be finalized until all actual tax return adjustments were completed in the third quarter of 2005 (in conjunction with the preparation and filing of the 2004 consolidated tax return on September 15), we were required to estimate the amount of benefit related to the Company's exports of Durel in order to file our 2004 Form 10-K. At that time, we determined that the extrapolation of actual 2003 data for Durel resulted in the best estimate to determine the expected benefit. This estimate [based on Durel's historical Foreign Sales and Lease Income (FSALI) method] proved to be conservative, as greater taxable profitability was realized once the tax return calculations were finalized, resulting in a greater ETI benefit and a corresponding adjustment to our consolidated results in 2005 for the change in estimate.

In our disclosures in the critical accounting policies section of MD&A in our 2005 Form 10-K, we state in the "Income Taxes" section that "Significant judgment is required in determining the Company's worldwide income tax position as well as its effective tax rate. Although the Company believes its tax estimates are reasonable, the final determination of certain transactions and tax audits could be materially different than that which is reflected in historical income tax provisions and accruals." We believe this statement alerts the reader to the potential risk associated with these estimates. We further note this adjustment in the "Income Taxes" section in our Results of Operations discussion in MD&A where we explain the factors impacting our effective tax rate. We note that Staff's comment that this particular item could have been discussed more transparently and will, in future filings, attempt to further clarify any such items.

Please telephone me at 860-779-5508, or our attorney, Andrew J. Merken, Esq. of Burns & Levinson LLP, Boston, MA at 617-345-3740, with any questions or comments you may have.


[ * ] CONFIDENTIAL TREATMENT REQUESTED

Ms. Nili Shah
Accounting Branch Chief
June 29, 2006
Page 12


                               Very truly yours,


                               /s/ Paul B. Middleton
                              --------------------------------------------------
                               Paul B. Middleton
                               Corporate Controller and Chief Accounting Officer


cc:   Robert D. Wachob, President and Chief Executive Officer
      Dennis M. Loughran, Vice President, Finance and Chief Financial Officer Robert M. Soffer, Vice President, Treasurer and Secretary
      Debra J. Granger, Director, Corporate Compliance and Control
      Ronald J. Pelletier, Manager, Financial Reporting
      Tracey Houser, Staff Accountant, Securities and Exchange Commission Anne McConnell, Securities and Exchange Commission
      Sean Lynch, Ernst & Young
      Andrew J. Merken, Esq., Burns & Levinson LLP


[ * ] CONFIDENTIAL TREATMENT REQUESTED